UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2010

Commission File Number: 000-51469

BAIDU, INC.
Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.
By:	/s/ Jennifer Li
	Name:	Jennifer Li
	Title:	Chief Financial Officer

Date: January 29, 2010

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Exhibit Index
Exhibit 99.1—Press Release

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Exhibit 99.1
Baidu and Rakuten to Form Joint Venture to Build China’s Largest
Online B2B2C Mall
Partnership with Japan’s leading B2B2C e-commerce company to offer high-quality, branded products to Chinese consumers
BEIJING, January 27, 2010 — Baidu, Inc. (Nasdaq: BIDU), the leading Chinese language Internet search provider, and Rakuten, Inc., the largest e-commerce website in Japan, today announced an agreement to jointly invest US$50 million over three years in a joint venture to build a B2B2C online shopping mall for Chinese Internet users. B2B2C refers to an online marketplace that links and provides value-added services to both business to business and business to consumer.
The online mall will provide customers with high-quality merchandise from well-known Chinese and foreign brands as well as small and medium sized enterprises at competitive prices. Expected to go live in the second half of 2010, the mall is anticipated to be the largest online B2B2C shopping mall in China. According to the agreement, Rakuten will own 51% and Baidu will own 49% of the new joint venture.
Founded in 1997, and currently ranked 2nd in the global B2C e-commerce market, Rakuten is a pioneer in the B2C industry. The company operates Rakuten Ichiba, Japan’s leading Internet shopping mall with over 30,000 participating merchants and over 47 million items registered on its e-commerce platform. Baidu, founded in 2000, is the world’s largest Chinese language search engine. In addition to its web search platform, Baidu also hosts a range of popular community-oriented products and services, including Baidu Knows, Baidu Post-Bar, Baidu Encyclopedia, and many others.
“This is a very exciting development for Baidu,” said Ren Xuyang, Baidu’s vice president of marketing and business development. “As the Chinese Internet space continues its rapid development, an increasing number of businesses and consumers are engaging in e-commerce. I believe the platform that Rakuten and Baidu build will provide users with a diversified, satisfying shopping experience while driving the broader development of China’s e-commerce space.”
“Baidu, with its vast reach and deep user loyalty, is the perfect compliment to Rakuten’s extensive experience in the online B2C sector,” commented Kentaro Hyakuno, senior executive officer of Rakuten, Inc. “Through this joint venture, we not only are committed to providing users with the best possible online shopping environment, but also aim to create a superior platform that will grow alongside small and medium sized enterprises as well as the leading Chinese and global brands.”

About Baidu
Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, are currently trading on the NASDAQ Global Select Market under the symbol “BIDU.”
About Rakuten, Inc.
In Japan, Rakuten has approximately 60 million registered members and sales in 2008 totaled US$2.7 billion. Its core business “Rakuten Ichiba” is Japan’s largest Internet shopping mall and offers more than 47 million products by over 30,000 merchants, some of which have turnover of more than US$1 million per month. As well as its Internet shopping mall, Rakuten, which has more than 7,000 employees, is engaged in other Internet businesses such as travel agency and financial services.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Among other things, quotations from management in this announcement contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward- looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of January 27, 2010, and Baidu undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:
BAIDU:
In China:
      Mr. Victor Tseng
      Baidu, Inc.
      Tel: +86-10-5992-7244
      Email: ir@baidu.com
Ms. Cynthia He
      Brunswick Group LLC
      Tel: +86-10-6566-9504
      Email: che@brunswickgroup.com
In the U.S.:
      Ms. Kate Tellier
      Brunswick Group LLC
      Tel: +1-212-333-3810
      Email: ktellier@brunswickgroup.com
RAKUTEN:
For Media
Public Relations
Rakuten, Inc.
Tel: +81-3-6387-1104
E-mail: pr@rakuten.co.jp
For Investors
Investor Relations
Rakuten, Inc.
Tel : +81-3-6387-0555
http://corp.rakuten.co.jp/en/ir/